(212) 318-6054

vadimavdeychik@paulhastings.com

November 29, 2017

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC   20549

Attention:  Ms. Anu Dubey

Re:                             Brookfield Investment Funds (the “Registrant”)

File Numbers: 333-221192; 811-221192

Dear Ms. Dubey:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on November 17, 2017 with respect to the registration statement on Form N-14 of the Registrant (the “Registration Statement”), which was filed with the Commission on October 27, 2017 (SEC Accession No. 0001104659-17-064393), for the purpose of reorganizing Center Coast MLP Focus Fund (the “Acquired Fund”), a series of Investment Managers Series Trust, into Center Coast Brookfield MLP Focus Fund, a series of the Registrant (the “Acquiring Fund”).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, shall have the same meanings ascribed to them in the Registration Statement.

General

Comment 1:  Please provide the accounting and performance survivor analysis (NAST analysis) for the Reorganization.

Response:  Attached hereto as Appendix A is the NAST analysis.

Questions & Answers

Comment 2:  Please consider adding disclosure describing what effect there would be on the Center Coast Acquisition and LSA Asset Purchase if shareholders do not approve the Reorganization.

Response:  The closing of the Center Coast Acquisition and the LSA Asset Purchase is subject to the closing of the Reorganization.  Thus, it is not anticipated that the Center Coast Acquisition and the LSA Asset Purchase would move forward unless the shareholders approved the Reorganization.  The Registrant has added disclosure to this effect to the Registration Statement.

Comment 3:  On page iii, in the first Question and Answer (“Q&A”), “[h]ow will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Acquired Fund?”:

a.              Please disclose the total annual fund operating expenses before the application of the expense limitation agreement.  Global comment.

Response:  The Registrant confirms that the requested disclosure has been added.

b.              Please delete the crossed out language: “… is equivalent to the total annual operating expense ratio for the corresponding Class of the Acquired Fund for the twelve months ended November 30, 2016~~, of the Acquired Fund~~.”

Response:  The Registrant confirms that it has made the requested change.

c.               Please disclose that the expense cap may also be reduced following the initial two-year period.

Response:  The Registrant acknowledges the comment and confirms that appropriate disclosure has been added to reflect that the expense limitation arrangement may be terminated or amended to either reduce or increase the expense cap.

d.              If Brookfield has the ability to recoup waived fees and/or reimbursed expenses, please disclose that ability.

Response:  The Registrant confirms that it has added the following language: “[t]he Acquiring Fund will carry forward, for a period not to exceed three years from the date that an amount is waived, any fees in excess of the expense limitation and repay Brookfield such amount provided the Acquiring Fund is able to do so without exceeding the lesser of (1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of recoupment.”

Comment 4:  Please provide an additional Question & Answer on why shareholders are being asked to ratify the selection of Tait, Weller & Baker LLP as the Acquired Fund’s independent registered public accounting firm.  Additionally, please include disclosure on whether the approval of one of the Proposals has an effect on the other.

Response:  The Registrant respectfully submits that it has added the below Q&A.  In addition, the Registrant respectfully submits that the Proposals are not contingent upon each other, and has added applicable disclosure.

Question:  Why am I being asked to ratify the selection of Tait, Weller & Baker LLP as the Acquired Fund’s independent registered public accounting firm?

Answer:  Tait, Weller & Baker LLP has been selected by the Acquired Fund’s audit committee and ratified by the Acquired Fund’s Board of Trustees, including a majority of the non-interested Board members, as the Acquired Fund’s independent registered public accounting firm for the current fiscal year.  The shareholders of the Acquired Fund are being asked to ratify this selection.  Approval of this Proposal and Proposal 1 are not contingent on one another.

Joint Proxy Statement/Prospectus

Comment 5:  On the cover page, please disclose the date that this Joint Proxy Statement/Prospectus will first be mailed to shareholders.

Response:  The Registrant confirms that the requested disclosure has been added.

Comment 6:  Please highlight any differences between the investment policies and strategies of the Acquired Fund and Acquiring Fund.

Response:  The Registrant respectfully submits that the investment objectives of the Acquired Fund and Acquiring Fund are the same and their policies and strategies are substantially similar, so there are no material differences.  In addition, the Registrant submits that, by virtue of the Center Coast Acquisition, Brookfield intends to employ the current Center Coast portfolio managers, who are responsible for the day-to-day portfolio management of the Acquired Fund, to continue to provide the day-to-day portfolio management services to the Acquiring Fund following the Reorganization.

Comment 7:  In the Fee Table in the Comparison of Fee Tables and Expense Examples section:

a.              Please confirm that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response:  Confirmed.

b.              Considering that Acquired Fund shareholders will not receive Class I Shares, please consider deleting or modifying the Class I Shares column.

Response:  The Registrant confirms that the requested change has been made.

c.               Please include a line item for current income tax expense.

Response:  The Registrant respectfully submits that it does not believe that the abovementioned disclosure is necessary.  The Registrant notes that the registration statements of other MLP funds treated as regular, or “C” corporations, for U.S. federal income tax purposes do not contain a “Current Income Tax Expense” line item in the fee table.  Accordingly, the Registrant believes that adding such a line item to the Fee Table will confuse potential investors attempting to compare the similarities and differences among MLP funds treated  as regular, or “C” corporations, for U.S. federal income tax purposes.  The Registrant also notes that it is disclosing, in the Total Annual Fund Operating Expenses Fee Table, its deferred income tax expense or benefit, which the Registrant respectfully submits is more beneficial disclosure for shareholders because it informs shareholders of the potential tax expense or benefit if the Acquiring Fund or Acquired Fund were to recognize the unrealized gains or losses in their portfolio.  The Registrant further notes that the current income tax expense, if any, will be accounted for under the line item “Other Expenses” in the Fee Table.

d.              In the Fee Table, please confirm that the Maximum Deferred Sales Charge line item for Class A Shares of the Acquiring Fund correctly reflects “None.”

Response:  The Registrant respectfully submits that, as noted in footnote 3 to the Fee Table, no deferred sales charge is payable at the time of purchase, except for shares redeemed within eighteen months after purchase of an investment greater than $1 million if no front-end sales charge was paid at the time of purchase.  The Registrant believes that it is appropriate for shareholders contemplating the purchase of Class A Shares to be aware of potential charges to which they may become subject as a result of an investment — the footnote alerts shareholders of an important exception to the general fact that Class A Shares lack a CDSC.  Thus, the Registrant respectfully submits that no changes to the disclosure are necessary.

e.               Please confirm whether the “Other Expenses” for the Acquired Fund are as of November 30, 2016.

Response: Confirmed.

f.                In footnote 7 to the Fee Table, please disclose whether LSA has the ability to recoup fee waivers and/or reimbursed operating expenses and whether such ability would terminate following the closing of the Reorganization.

Response:  The Registrant respectfully submits that it has added the following disclosure to footnote 7: “LSA is permitted to seek reimbursement from the Acquired Fund, subject to certain limitations, of fees waived or reimbursements made to the Acquired Fund for a period ending three full fiscal years after the date of the waiver or payment.  LSA’s ability to seek reimbursement from the Acquired Fund will terminate upon the closing of the Reorganization.”

g.               In footnote 7 to the Fee Table, please disclose whether Brookfield has the ability to recoup fee waivers and/or reimbursed operating expenses.  Please confirm that the expenses subject to the reimbursement can only be recaptured if the current expense ratio is the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture.  Please disclose the time limit of such ability to recoup. Please also add appropriate disclosure where applicable.

Response:  The Registrant respectfully submits that Brookfield may recoup fee waivers and/or reimbursed expenses.  The Registrant will include the following disclosure in footnote 7 and in other places in the Registration Statement, as applicable:  “[t]he Acquiring Fund will carry forward, for a period not to exceed three years from the date that an amount is waived, any fees in excess of the expense limitation and repay Brookfield such amount provided the Acquiring Fund is able to do so without exceeding the lesser of (1) the expense limit in effect at the time of the waiver or reimbursement, as applicable, or (2) the expense limit in effect at the time of recoupment.  Furthermore, following the closing of the Reorganization, Brookfield will not be able to seek reimbursement for amounts waived by LSA prior to the Reorganization.”

h.              In footnote 7 to the Fee Table, please confirm whether the Board of Trustees of the Acquiring Fund would be able to terminate the expense limitation agreement during the initial two-year period.

Response:  The Registrant confirms that the fee waiver and expense reimbursement arrangement will continue for two years following the Acquiring Fund’s commencement of investment operations and may not be terminated by the Board of Trustees of the Acquiring Fund or Brookfield before such time.

Comment 8:  Please clarify the term “other entities that may own interests of MLPs” in the Principal Investment Strategies for the Acquiring Fund.

Response:  The Registrant respectfully submits that it has revised the relevant language to read: “…and other entities that primarily invest in MLPs.”

Comment 9:  Please define “MLP I-shares.”

Response:  I-Shares represent ownership interests issued by MLP affiliates.  The affiliate issuing the I-Shares uses the proceeds from the sale of the I-Shares to purchase limited partnership interests in an MLP in the form of I-units, which have similar features as MLP common units in terms of voting rights, liquidation preferences and distributions, except that distributions by an MLP to an I-unit holder are made in the form of additional I-units, generally equal in value to the cash distributed to a common unit holder of the MLP.  Distributions to an I-Share holder are made in the form of additional I-Shares, generally comparable in value to the value of quarterly cash distributions paid to limited partner interests in the applicable MLP.

The Registrant respectfully submits that the foregoing disclosure can be found in the section of the Registration Statement entitled “Additional Information about the Fund’s Investment Objective, Investment Strategies, and Related Risks.”

Comment 10:  With respect to the Acquiring Fund’s concentration policy, please explain whether the Acquiring Fund considers concentration of its affiliates when determining the Acquiring Fund’s concentration policy.

Response:  The Registrant intends to comply with formal SEC guidance with respect to industry concentration policies.  From time to time, the Acquiring Fund may invest in shares of other investment companies, subject to the limitations of the Investment Company Act of 1940, as amended (the “1940 Act”), and subject to such investments being consistent with the overall investment objective and policies of the Acquiring Fund.  The Registrant respectfully submits that, to the extent that the Acquiring Fund may invest in any affiliated and/or unaffiliated investment companies, the Acquiring Fund will consider the investments of such underlying investment companies when determining compliance with its own concentration policy.

Comment 11:  Please note that Fundamental Restriction number three states that the Acquiring Fund will concentrate its investments in the energy infrastructure industry and the energy industry.  This disclosure appears to be inconsistent with the disclosure in the Principal Investment Strategy section which states that the Acquiring Fund will concentrate in the energy industry.  To the extent necessary, please revise the Principal Investment Strategy section to be consistent with Fundamental Restriction number three.

Response:  The Registrant respectfully submits that the Principal Investment Strategy section has been revised to state that the Acquiring Fund will concentrate its investments in the energy infrastructure industry and the energy industry.

Comment 12:  In the Acquiring Fund’s Principal Investment Strategies section, please disclose with more particularity what constitutes “major benchmark indices” as used in following sentence:  “[t]he Fund may invest in securities of MLPs and other issuers that have smaller capitalizations than issuers whose securities are included in major benchmark indices.”

Response:  The Registrant respectfully submits it has revised the applicable language to read: “…major benchmark indices, such as the S&P 500.”

Comment 13:  Please confirm whether the Acquiring Fund will invest in non-U.S. issuers.  If so, please include the appropriate disclosures and risk factors.

Response:  The Registrant confirms that from time to time the Fund may invest in non-U.S. issuers; however, at this time, it is not anticipated that any such investments will be a principal investment strategy of the Acquiring Fund.  As a result, the Registrant respectfully submits that its current disclosure appropriately describes the relevant risk factors associated with investing in non-U.S. issuers.

Comment 14:  Please consider formatting the Proxy Statement/Prospectus so that the Acquiring Fund and Acquired Fund disclosures in the tables correspond.

Response:  The Registrant acknowledges the comment and will seek to make the requested formatting changes.

Comment 15:  Please consider adding disclosure in the Acquiring Fund’s Tax Risks section to note that return of capital may lead shareholders having to paying higher taxes.

Response:  The Registrant respectfully submits that it does not believe any further disclosure is necessary at this time because the following language is already included in the Tax Risks section, under Dividend Distribution Risk:  “[f]or a U.S. shareholder, any portion of distributions that is considered a return of capital is not currently taxable, but instead reduces the shareholder’s tax basis in Fund shares (until the tax basis reaches zero).  Reducing a shareholder’s tax basis in Fund shares will generally increase the amount of gain (or decrease the amount of loss) on a subsequent sale or exchange of the shares.”

Comment 16:  In the Tax Risk section, please consider adding additional disclosure to the Hypothetical Effect of Deferred Tax Calculation on Performance-Up Market Example.

Response:  The Registrant respectfully submits that its current disclosure is appropriate.

Comment 17:  Fundamental Restriction number three states that the Acquiring Fund “may not invest 25% or more of its total assets,” while the concentration disclosure in the Principal Investment Strategies section refers to “net assets.”  Please confirm and revise to make consistent.

Response:  The Registrant respectfully submits that it has revised the concentration disclosure in the Principal Investment Strategies section to refer to “total assets.”

Comment 18:  We believe that material changes to industry classifications would require shareholder approval.  Accordingly, please consider making appropriate revisions to the last two sentences in the “Notes to Investment Restrictions” section.

Response:  The Registrant notes that the 1940 Act does not include a definition of the term “industry or groups of industries.”  The SEC, however, has noted that, in determining industry classifications, a fund may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.1  The Registrant respectfully submits that it complies with the foregoing guidance.  In addition, the Acquiring Fund’s concentration policy conforms with the requirements of the 1940 Act. The Registrant respectfully submits that treating industry classifications as non-fundamental is consistent with Section 13 of the 1940 Act and, further, it is not aware of any Staff guidance that requires shareholder approval when industry classifications are subject to a material change. Accordingly, the Registrant does not believe any further revisions are necessary at this time.

Comment 19:  If Dan C. Tutcher is the lead portfolio manager, please add the following sentence: “Dan C. Tutcher is primarily responsible for day-to-day management of the Acquiring Fund” to the “Portfolio Managers” section.

Response:  The Registrant respectfully submits that Dan C. Tutcher, Robert T. Chisholm, and Jeff Jorgensen will jointly share the responsibility for the day-to-day management of the Acquiring Fund.

Comment 20:  The Staff notes that under the Shareholder Account Information — (Class C Shares Only) section for the Acquiring Fund, the disclosure currently reads that the payments

1  Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, Investment Company Act Rel. No. 29776 (Sept. 7, 2011)

paid to brokers are currently financed by the Adviser. Please add disclosure that the Adviser may subsequently be reimbursed for the payments currently financed.

Response:  The Registrant confirms that the disclosure has been enhanced to reflect that the Adviser may subsequently be reimbursed for the payments currently financed.

Comment 21:  Please describe with more particularity what would constitute “certain redemptions” under footnote 2 in the Sales Charge on Class A Shares section for the Acquiring Fund.

Response:  The Registrant respectfully submits that it has revised the relevant language to delete the word “certain.”

Comment 22:  In the Investor Eligible for Sales Charge Waivers section, pursuant to IM Guidance 2016-06 and Item 12(a)(2) of Form N-1A, please identify and disclose the broker-dealers, financial intermediaries, or other financial institutions that are identified in number (3) and (4) of that section.

Response:  The Registrant believes the disclosure already complies with the requirements of Form N-1A and the IM Guidance, but it has revised the disclosure to include a footnote indicating that no such agreements or arrangements are currently in place.

Comment 23:  Please revise the following underlined language: “At November 30, 2016, the Center Coast MLP Focus Fund series of Investment Managers Series Trust (the “Predecessor Fund”), which reorganized into the Fund as of [•] determined …”

Response:  The Registrant has revised the foregoing language to read: “which is anticipated to reorganize into the Fund as of [•]…”

Comment 24:  Please consider adding an introductory sentence to the Shareholder Voting Rights, Quorum, Required Vote and Action by Written Consent subsection to highlight any differences between the Declarations of Trust of the Acquiring Fund and the Acquired Fund.

Response:  The Registrant respectfully submits that the current disclosure adequately describes the differences between the two documents.

Comment 25:  Please provide the completed Capitalization table in the amendment filing.

Response:  The Registrant respectfully submits that the Capitalization table will be provided in the amended filing.

Comment 26:  Please make the following underlined addition to the Section 15(f) of the 1940 Act section:  “Brookfield and LSA are not aware of any circumstances relating to the Reorganization that might result in the imposition of such an ‘unfair burden’ on the Acquired Fund and Acquiring Fund.”

Response:  The Registrant confirms that it has made the foregoing change.

Comment 27:  Under the Vote Required section, please explain what constitutes the “affirmative vote of a majority of shares” for Proposal 2.

Response:  The Registrant respectfully submits that it has revised the relevant language to add the underlined text: “[a]pproval of Proposal 2 will require the affirmative vote of a majority (i.e., at least 50%) of the shares of the Acquired Fund present and entitled to vote at the Special Meeting.”

Comment 28:  Please provide disclosure on how broker non-votes and abstentions will be counted for Proposal 2.

Response:  The Registrant respectfully submits that the following language is already included in the Registration Statement and that no further disclosure with respect to broker non-votes is necessary:  “Proposal 2 is a “routine” matter and beneficial owners who do not provide proxy instructions or who do not return a proxy card may have their shares voted by broker-dealer firms in favor of Proposal 2.”

The Registrant has added the following disclosure with respect to abstentions:  “Abstentions with respect to Proposal 2 will have the effect of votes against Proposal 2.”

Comment 29:  Please explain why broker non-votes will be voted in favor of adjournment.

Response:  NYSE Rule 452 states, in relevant part, that, to the extent a broker-dealer has not received instructions from a beneficial owner of securities, the broker-dealer “may give or authorize the giving of a proxy” to vote securities provided that “such action is adequately disclosed to stockholders and does not include authorization for a merger, consolidation or any other matter which may affect substantially the rights or privileges of such stock.”  Thus, the default position of the NYSE is that members (i.e., broker-dealers) are permitted to vote in their discretion the shares of beneficial owners, subject to the reservations set forth in Rule 452. Adjournment is not one of the reservations set forth in Rule 452, therefore, brokers do have discretionary authority to vote for an adjournment and may therefore convey that authority by proxy.

Appendix B

Comment 30:  Under the section entitled “Additional Information About the Fund’s Investment Objective, Investment Strategies, and Related Risks,” please revise the disclosure regarding Temporary Defensive Positioning to make such disclosure consistent with the requirements under Item 9, Instruction 6 of Form N-1A.

Response:  Comment acknowledged.  The Registrant respectfully submits that it believes that the existing disclosure is consistent with disclosure required under Item 9, Instruction 6, of Form N-1A.

Statement of Additional Information

Comment 31:  In the Non-Public Portfolio Holdings section, pursuant to Item 16(f)(2), please identify the names of service providers if those service providers are not otherwise identified.

Response:  The Registrant respectfully submits that the current disclosure accurately reflects the names of the relevant service providers.

Comment 32:  In the Board Leadership Structure section, please disclose whether the Chairman of the Board is independent.

Response:  The Registrant confirms that it has made the requested change.

Comment 33:  Please provide the disclosure required pursuant to Item 11(c)(8) of Form N-1A.

Response:  The Registrant respectfully submits that the disclosure under the Payment of Redemption Proceeds section complies with the applicable Form N-1A requirements.

********

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above.  Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik
for PAUL HASTINGS LLP

Appendix A

BROOKFIELD INVESTMENT FUNDS

SURVIVING FUND ANALYSIS

As requested, the following is the analysis of the factors set forth by the Division of Investment Management in North American Security Trust, 1993 SEC No-Action Letter (pub. available August 5, 1994) (“NAST”) with respect to financial accounting survivors in the context of reorganizations. For the reasons set forth below, the factors identified in the NAST no-action letter affirm that the Center Coast MLP Focus Fund (the “Acquired Fund”) is properly considered the accounting survivor in the reorganization of the Acquired Fund into the Center Coast Brookfield MLP Focus Fund (“Acquiring Fund”) (the “Reorganization”).

Comparisons of Investment Advisers; Portfolio Management

LSA and Center Coast serve as the investment adviser and sub-adviser, respectively, to the Acquired Fund. Brookfield Investment Management Inc. will serve as the investment adviser to the Acquiring Fund.

Dan C. Tutcher, Robert T. Chisholm and Jeff Jorgensen serve as the portfolio managers for the Acquired Fund. Dan C. Tutcher, Robert T. Chisholm and Jeff Jorgensen will also serve as the portfolio managers for the Acquiring Fund.

Expense Structures and Expense Ratios

The contractual advisory fee of both the Acquiring Fund and the Acquired Fund is 1.00% of such Fund’s average daily net assets. There will be no change to the advisory fee payable by the Acquiring Fund in comparison to the advisory fee that is currently paid by the Acquired Fund.

LSA has contractually agreed to waive its fees and/or reimburse operating expenses of the Acquired Fund to ensure that total annual fund operating expenses (excluding front end or contingent deferred sales loads, taxes such as deferred income tax expenses, leverage interest, brokerage commissions, or extraordinary expenses) do not exceed 1.50%, 2.25%, 1.50% and 1.25% of average daily net assets of the Class A Shares, Class C Shares, Class T Shares and Institutional Class Shares, respectively. For the Acquired Fund’s fiscal year ended November 30, 2016, such fee waivers or expense reimbursements were not necessary as total annual fund expenses (excluding deferred income tax expenses) were 1.46%, 2.21% and 1.21% for the Acquired Fund’s Class A, Class C and Institutional Class Shares, respectively.

Brookfield has contractually agreed to waive all or a portion of its investment advisory or administration fees and/or to reimburse certain expenses of the Acquiring Fund to the extent necessary to maintain the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding any front-end or contingent deferred sales loads, brokerage commissions and other transactional expenses, acquired fund fees and expenses, interest, taxes, such as deferred income tax expenses, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Acquiring Fund’s business) at no more than 1.46% for Class A Shares, 2.21% for Class C Shares, 1.21% for Class I Shares, 1.46% for Class T Shares and 1.21% for Class Y Shares.

Thus, the expense structure of the Acquiring Fund following the Reorganization will be substantially similar to the expense structure of the Acquired Fund.

It is anticipated that shareholders of Class A Shares of the Acquired Fund will receive Class A Shares of the Acquiring Fund, shareholders of Class C Shares of the Acquired Fund will receive Class C Shares of the Acquiring Fund, and shareholders of Institutional Class Shares of the Acquired Fund will receive Class Y Shares of the Acquiring Fund. Class T Shares of the Acquired Fund have never been issued.

Comparison of Investment Objectives, Policies and Restrictions	The investment objectives are same between the two Funds and the investment policies and investment strategies are substantially similar between the two Funds.

Portfolio Composition

The Acquiring Fund is a newly created entity with no assets. Therefore, the net assets of the Acquired Fund will constitute substantially all of the assets of the Acquiring Fund after the Reorganization.

Comparison of Asset Size

As of October 31, 2017, the Acquired Fund had approximately $2.6 billion in net assets. The Acquiring Fund is a newly-created entity with no assets or liabilities. The fact that the assets of Acquired Fund will constitute all of the assets of the Acquiring Fund upon Reorganization supports a determination that Acquired Fund should be the accounting survivor following the Reorganization.

For these reasons, particularly in light of the fact that the Acquiring Fund is a shell series that has not commenced operations and that, following the Reorganization, the portfolio managers, portfolio composition, investment structure, investment restrictions and asset size of the Acquired Fund will survive in all material respects, the Registrant believes that the accounting survivor should be the Acquired Fund.